UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):

ANOORAQ RESOURCES CORPORATION

B.	(1)	This is [check one]:

	☒	an original filing for the Filer.

	☐	an amended filing for the Filer.

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	ANOORAQ RESOURCES CORPORATION

Form type:	Annual Report on Form 40-F

File Number (if known):	001-31930

Filed by:	ANOORAQ RESOURCES CORPORATION

Date Filed:	March 23, 2011 (concurrent herewith)
(if filed concurrently, so indicate)

D.	The Filer is incorporated or organized under the laws of:

British Columbia, Canada

and has its principal place of business at:

Suite 1020, 800 West Pender Street

Vancouver, British Columbia

Canada, V6C 2V6

(604) 684-6365

E.	The Filer designates and appoints:

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 894-8940

as the agent (“the Agent”) of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) Any investigation or administrative proceeding conducted by the Commission; and

(b) Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the U.S. Securities Exchange Act of 1934, as amended. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vancouver, British Columbia, Canada on March 23, 2011.

ANOORAQ RESOURCES CORPORATION

By:	/S/ DE WET SCHUTTE
	Name:	De Wet Schutte
	Title:	Chief Financial Officer

This statement has been signed by the following person in the capacity indicated on March 23, 2011.

CT CORPORATION SYSTEM
(as Agent for Service)

By:	/S/ MARK S. EPPLEY
	Name:	Mark S. Eppley
	Title:	Assistant Vice-President and Secretary

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